Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the inclusion in the Amendment No. 1 of the Registration Statement on Form F-4 of GIBO HOLDINGS LIMITED with respect to our report dated April 2, 2024, with respect to our audits of Bukit Jalil Global Acquisition 1 Ltd. (the “Company”)’s balance sheets as of December 31, 2023 and 2022, and related statements of operations, changes in shareholders’ equity, and cash flows for the year ended December 31, 2023 and for the period from September 15, 2022 (inception) to December 31, 2022, which appears in the Prospectus. Our report contained an explanatory paragraph regarding substantial doubt about the Company’s ability to continue as a going concern.

We also consent to the reference to our Firm under the caption “Experts” in such Prospectus.

/s/ UHY LLP

New York, New York

March 3, 2025